September 5, 2018

Barrett Mooney
Chief Executive Officer
AgEagle Aerial Systems Inc.
117 South 4th Street
Neodesha, KS 66757

       Re: AgEagle Aerial Systems Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 27, 2018
           File No. 333-226324

Dear Mr. Mooney:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment 1 and that the Agribotix historical and pro forma financial statements are included within the filing. In that regard, please also provide historical comparative unaudited interim financial statements for the six month period ended June 30, 2017.
 Barrett Mooney
AgEagle Aerial Systems Inc.
September 5, 2018
Page 2

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.



FirstName LastNameBarrett Mooney                         Sincerely,
Comapany NameAgEagle Aerial Systems Inc.
                                                         Division of
Corporation Finance
September 5, 2018 Page 2                                 Office of
Transportation and Leisure
FirstName LastName